UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No.1)

Under the Securities Exchange Act of 1934

SeaChange International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811699107
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 1 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLYSEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power	626,260*
		8	Shared Voting Power	1,175,850**
		9	Sole Dispositive Power	626,260*
		10	Shared Dispositive Power	1,175,850**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,802,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.5%***
14	Type of Reporting Person IA

*	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***	The denominator is based on the 32,594,069 shares of common stock outstanding as of December 2, 2014, as stated on the facing page of the Form 10-Q for the quarter ended October 31, 2014 (the “Form 10-Q”) filed by SeaChange International, Inc.

CUSIP No. 892918103	13D/A	Page 2 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) James C. Roumell ("Roumell")
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power	626,260*
		8	Shared Voting Power	1,175,850**
		9	Sole Dispositive Power	626,260*
		10	Shared Dispositive Power	1,175,850**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,802,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.5%***
14	Type of Reporting Person IN

*	Consists of shares of common stock held by the Fund.

**	Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM and the Fund.

***	The denominator is based on the 32,594,069 shares of common stock outstanding as of September 2, 2014, as stated on the facing page of the Form 10-Q.

CUSIP No. 892918103	13D/A	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D/A relates to the common stock of SeaChange International, Inc.  (the “Issuer”).  The principal executive office of the Issuer is 50 Nagog Park, Acton, MA  01720.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”).

Roumell Asset Management is organized as a Maryland limited liability company.  Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Roumell Asset Management is a registered investment adviser.

Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directs client accounts as to which it has discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name) and share authority with clients to make dispositions, 1,175,850 shares of common stock of the Issuer.  The aggregate purchase price was $10,300,785, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 626,260 shares of common stock of the Issuer.  The aggregate purchase price was $5,285,829, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell does not directly own any shares of common stock of the Issuer.

CUSIP No. 892918103	13D/A	Page 4 of 7 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of September 28, 2014, the Reporting Persons decided to attempt to discuss increasing purchases under the Issuer’s previously-announced stock buyback program directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated September 29, 2014, to the Issuer’s board of directors.  A copy of this letter was filed with the original Schedule 13D on September 29, 2014 (the “Original 13D”).  As a result of subsequent actions by the Issuer, the Reporting Persons no longer believe a stock buyback program is needed.  The Reporting Persons sent a letter dated January 28, 2015 to that effect, and a copy of the letter is being filed as Exhibit 7.02 to this Schedule 13D/A and is incorporated herein by this reference.  The Reporting Persons may also enter into discussions with third parties and other stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  While the Reporting Persons have no pending orders to purchase additional securities of the Issuer, the Reporting Persons will consider purchasing additional shares at or around current trading levels.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than as described above; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 626,260 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 1,175,850 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell

CUSIP No. 892918103	13D/A	Page 5 of 7 Pages
Asset Management; Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 32,594,069 shares of common stock outstanding as of December 2, 2014, as stated on the facing page of the Form 10-Q for the quarter ended October 31, 2014, filed by the Issuer.

(c)         During the 60-day period ended January 28, 2015, Roumell Asset Management conducted the following transactions in the Issuer’s common stock, other than the 4,100 shares purchased by the Fund on December 14, 2014 and 68,000 shares purchased by the Fund on December 15, 2014.  The share amount for each sale appears in parenthesis below, and each sale was executed to accommodate client-requested account liquidations or transfers for client tax planning and other personal purposes, and all transactions were conducted in the open market for cash.  Prices do not reflect brokerage commissions paid.

Date	No. of Shares	Aggregate Sale Price ($)
12/1/2014	(3,570)	23,883.30
12/4/2014	(5,630)	33,724.53
12/5/2014	(54,340)	326,146.91
12/8/2014	(21,860)	126,844.58
12/9/2014	(114,370)	634,021.32
12/10/2014	(2,830)	15,368.68
12/11/2014	(8,250)	45,672.04
12/12/2014	4,100	23,734.08
12/15/2014	80,870	502,240.66
12/16/2014	93,110	661,258.06
12/16/2014	(3,850)	24,103.45
12/18/2014	(5,750)	37,973.00
12/19/2014	(6,100)	40,386.27
12/22/2014	(10,080)	66,725.57
12/26/2014	(6,380)	42,031.48
12/29/2014	(1,330)	8,698.33
12/30/2014	(2,010)	13,125.50
1/6/2015	(1,250)	7,796.60
1/7/2015	(3,290)	20,411.16
1/8/2015	(3,120)	20,026.34
1/9/2015	(3,580)	23,556.90
1/14/2015	(1,860)	11,858.80
1/16/2015	(1,990)	12,926.95
1/20/2015	(3,360)	22,801.63
1/22/2015	(2,010)	13,971.51
1/23/2015	(1,670)	12,441.50
1/26/2015	(5,980)	43,246.55

Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended January 28, 2015.

CUSIP No. 892918103	13D/A	Page 6 of 7 Pages

(d)         Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,175,850 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 626,260 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.

(e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared to dispose of securities such as the subject shares, in that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.  A copy of the form of Investment Advisory Agreement was filed as Exhibit 7.01 with the Original 13D/A and is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 to the Original 13D).
Exhibit 7.02	Letter to the Board of Directors of SeaChange International, Inc. dated January 28, 2015.
Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated September 29, 2014 (incorporated by reference to Exhibit 7.03 to the Original 13D).

CUSIP No. 892918103	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: January 28, 2015	By:	/s/ James C. Roumell
James C. Roumell
Title

Roumell Asset Management, LLC

Date: January 28, 2015	By:	/s/ James C. Roumell
James C. Roumell, President

EXHIBIT 7.02

January 28, 2015

Board of Directors
SeaChange International Inc
50 Nagog Park
Acton, MA  01720

Dear Members of the Board:

After watching the initial actions of newly appointed CEO, Jay Samit, over the past several months, and after a lengthy meeting with Mr. Samit last week, we want to applaud the board’s decision to hire him. Mr. Samit’s rich background in media and technology, his proven success as an industry executive, and the energy he is bringing to the company is welcomed by RAM.

Since Mr. Samit’s arrival, the company has clearly identified its pure OTT software offering, RAVE, to the marketplace. We believe RAVE will build on its recent contract with BBC and secure additional important customer wins this year. SeaChange’s OTT offering is differentiated given its ability to not just stream content, but to also leverage the company’s video-on-demand (VOD) expertise that enables consumers to easily access content libraries by combining Adrenaline back-office software with Nitro’s front-end user interface.

We are impressed with SeaChange’s recent acquisition of Timeline Labs, introduced by Mr. Samit. Timeline’s initiative with NewCoin augments the company’s OTT offering. NewCoin, which partners with industry giants Univision, Tribune and Fox to address measurement deficiencies in the local TV advertising market, leverages Timeline’s data gathering capabilities and adds additional clarity to the logic behind that purchase. Non-linear, multi-screen viewing is growing and local broadcasters need new tools to measure not just TV but the full viewing audience in order to better monetize their content. Currently, broadcasters are concerned that they are not being properly compensated for non-linear viewing, something NewCoin seeks to address in conjunction with the analytics developed at Timeline. These announcements underscore Mr. Samit’s vision to exploit SeaChange’s unique industry position and deep industry contacts to grow the company beyond serving traditional cable companies to now serve consumers in whichever format they choose to view content.

Important to RAM, management has assured us that the balance sheet will remain cash-rich and that the company is focused on rationalizing its R&D budget. We are supportive of the board’s direction.

Sincerely,

/s/ James C. Roumell

James C. Roumell